Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

October 13, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11035
Cboe Vest Small Cap Buffered 20 Portfolio
(the “Trust”)
CIK No. 1985881 File No. 333-274412

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Cover Page

1.On the cover page, please explain if the cap and buffer amounts take into consideration all of the fees listed under the “Fee Table” and revise the disclosure to clarify the impact of the Trust’s annual operating expenses on the cap and buffer.

Response:In response to the Staff’s comment, the Trust’s prospectus will be revised throughout to clarify that the “after expenses” amounts disclosed reflect the deduction of the Trust’s annual operating expenses as well as all other applicable shareholder fees and expenses. All narrative disclosure related to such “after” amounts will be revised accordingly.

Portfolio

2.The Staff notes the “Objective” states, “The Trust seeks to provide returns that match the price return of the Underlying ETF up to a predetermined upside cap of ____% (before applicable sales charges and organization costs) while providing a buffer against 20% of Underlying ETF losses…” Please clarify the disclosure to state “while providing a buffer against the first 20% of Underlying ETF losses…”

Response: The disclosure has been revised in accordance with the Staff’s comment. The Trust notes similar disclosure has been revised throughout the prospectus.

3.Please briefly describe the Underlying ETF’s index in the second paragraph of “The Portfolio” section.

Response:In accordance with the Staff’s comment, the disclosure has been revised as follows:

“The Underlying Index is designed to measure the performance of the small-capitalization sector of the U.S. equity market.”

4.The Staff notes the disclosure states, “The price at which you will be able to purchase Units will be based on their valuation at the Evaluation Time on the Initial Date of Deposit, which will be higher than $10 per Unit (the Trust’s net asset value per Unit on the Initial Date of Deposit) because of the Trust’s sales charges and organization costs, which will impact your potential returns and therefore your return will be less than the Capped Return.” Please confirm the accuracy of the phrase “and therefore your return will be less than the Capped Return,” given that the Capped Return reflects deduction of the Trust’s expenses.

Response:The Trust has removed the phrase “and therefore your return will be less than the Capped Return” from the above-referenced disclosure.

5.Please supplementally provide example numbers for the section entitled “Illustrative Market Scenarios.”

Response: The Trust confirms example numbers were provided to the Staff under separate cover for FT 10976.

6.Please consider adding a statement under the first Illustrative Market Scenario that if the Underlying ETF increases above the Capped Return, Unit holders will not receive any increases above the Capped Return.

Response:In accordance with the Staff’s comment, the disclosure has been revised as follows:

“If the price of the Underlying ETF increases above the Capped Return, Unit holders will not participate in those gains beyond the Capped Return.”

7.In the fourth Illustrative Market Scenario, please consider adding a statement that Unit holders will only be protected for the first 20% of Underlying ETF losses.

Response:In accordance with the Staff’s comment, the disclosure has been revised as follows:

“If the price of the Underlying ETF decreases by greater than 20%, Unit holders will only be protected against the first 20% of Underlying ETF losses.”

8.Please consider removing the parenthetical related to “Maximum Loss” in the last Illustrative Market Scenario and instead use language from the front cover that the buffer will be reduced by a percentage for Units purchased through a traditional brokerage account and through a “wrap fee” account.

Response: The Trust believes the disclosure, as currently presented, is more useful for investor comprehension because this Illustrative Market Scenario provides Unit holders an example of returns the Trust seeks to provide if the price of the Underlying ETF decreases by greater than 20% (i.e., Underlying ETF losses are greater than the buffer). The Trust believes it is important to show Unit holders the maximum loss they could experience, rather than the net buffer amount. Therefore, the Trust respectfully declines to revise the disclosure.

9.The Staff notes the disclosure states, “The following description of the Underlying ETF’s principal investment strategies was taken directly from the Underlying ETF’s prospectus, dated August 1, 2023 (defined terms have been modified).” Please explain what is meant by “defined terms have been modified.”

Response:The Trust notes that the subsequent disclosure includes a description of the Underlying ETF’s principal investment strategies that was taken directly from the Underlying ETF’s prospectus. As such, the Underlying ETF’s prospectus uses terms different from the Trust’s defined terms. To aid investor comprehension, certain terms have been modified only to the extent to be consistent with the Trust’s defined terms.

10.Please remove any coding errors in the version of the prospectus filed on EDGAR.

Response:The Trust confirms coding errors have been removed in accordance with the Staff’s comment.

Hypothetical Examples

11.Please revise the disclosure in the “Hypothetical Examples” section to clarify how the Trust’s annual operating expenses affect the hypothetical returns.

Response:The Trust notes that cash is included in the portfolio in order to cover the cost of the Trust’s annual operating expenses, and therefore, the numbers set forth in this section will not be further reduced by the Trust’s annual operating expenses. To better clarify this concept, the Trust has revised the disclosure as follows:

“In this example, the hypothetical total return on an investment in the FLEX Options and cash held by the Trust used to pay the Trust’s annual operating expenses, would be approximately ____%.”

12.The Staff notes the disclosure states, “In this example, upside exposure to the Underlying ETF is similar to the price return (not including returns from dividends) available from a direct investment in the Underlying ETF.” Please explain in the disclosure why this is the case.

Response:In accordance with the Staff’s comment, the disclosure has been revised as follows:

“In this example, upside exposure to the Underlying ETF is similar to the price return (not including returns from dividends) available from a direct investment in the Underlying ETF because the performance of the Underlying ETF did not exceed the Capped Return.”

Risk Factors

13.The Staff notes the “Buffered Loss Risk” states, “A Unit holder may lose their entire investment.” Please supplementally explain to the Staff if a Unit holder can lose more than their initial investment?

Response: The Trust notes that the Trust’s fees and expenses are included in the Unit holder’s initial investment. Therefore, a Unit holder would never have a negative return.

14.The Staff notes the “Buffered Loss Risk” states, “The Trust’s strategy seeks to deliver returns that match the price return of the Underlying ETF (up to the cap), while covering downside losses…” Please revise to state, “The Trust’s strategy seeks to deliver returns that match the price return of the Underlying ETF (up to the cap), while covering the first 20% of downside losses…”

Response:The disclosure has been revised in accordance with the Staff’s comment.

15.If not relevant to the Trust, please consider removing the “Interest Rate Risk.”

Response:The “Interest Rate Risk” has been removed in accordance with the Staff’s comment.

General

16.Please revise the disclosure in the “Portfolio” section to better clarify how the cash used to pay for the Trust’s annual operating expenses affects the cap and buffer.

Response:In accordance with the Staff’s comment, the first sentence of the “Portfolio” section has been revised to add the following:

“The Trust seeks to achieve its objective by investing in a portfolio consisting of purchased and written FLEX Options and cash to pay for the annual operating expenses, creation and development fee and organization costs of the Trust. The after-expense returns for Units purchased through a traditional brokerage account and “wrap fee” account provided below reflect the imposition of such expenses, which are paid from the cash component of the Trust’s portfolio.”

17.Please consider redefining the Underlying ETF and Underlying Index in the “The Underlying ETF and the Underlying Index” section.

Response: In accordance with the Staff’s comment, the first sentence of “The Underlying ETF and the Underlying Index” section has been revised as follows:

“The iShares Russell 2000 ETF (“IWM” or the “Underlying ETF”) is an exchange-traded fund that uses a representative sampling indexing strategy, meaning it will invest in a representative sample of securities that collectively has an investment profile similar to that of the Russell 2000® Index (the “Underlying Index”).”

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon